Exhibit 99.1

TERMINATION AGREEMENT AND RELEASE

This Termination Agreement and Release (this “Agreement”) is entered into as of 7, 2025, by and among Top KingWin Ltd, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), and the purchasers identified on the signature pages hereto (each, a “Purchaser” and collectively, the “Purchasers”). Each of the Company and the Purchasers may be referred to herein as a “Party” and together as the “Parties.”

WHEREAS, the Company and the Purchasers are parties to that certain Securities Purchase Agreement dated as of June 23, 2025 (the “SPA”), pursuant to which the Company agreed to sell 3,500,000 of its class A ordinary shares, par value US$0.0025 per share (“Ordinary Shares”) in a registered direct offering at a purchase price per Ordinary Share of US$0.4343, for gross proceeds of $1,520,050 (the “Purchase Price”);

WHEREAS, the offering contemplated by the SPA closed on June 26, 2025 (the “Closing Date”), on which date the Company issued 3,500,000 Ordinary Shares (the “Shares”) to the Purchasers and the Purchasers paid the Purchase Price to the Company (the “Transaction”);

WHEREAS, the Parties now desire to terminate the SPA and unwind the Transaction, such that all of the Shares issued to the Purchasers will be repurchased by the Company (to be held as treasury shares) at a Purchase Price equal to the relevant consideration paid by the Purchasers in respect of the relevant Shares, in each case as if the Transaction had never occurred;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Termination of SPA. The SPA is hereby terminated in its entirety, effective as of the date of this Agreement. All rights and obligations of the Parties under the SPA are hereby nullified and of no further force or effect.

2.	Rescission of the Transaction.

o	(a) The Purchasers shall, within [3] business days following the date hereof, return to the Company all of the Shares acquired by them under the SPA, free and clear of all liens, claims, and encumbrances. Such Shares shall be returned to the Company by way of the Company repurchasing such Shares in accordance with its articles of association and holding such purchased Shares as treasury shares and canceled in accordance with applicable law.

o	(b) The Company shall, within [3] business days following the repurchase of such Shares, pay to each Purchaser the full amount of the purchase price paid by such Purchaser under the SPA, by wire transfer of immediately available funds in accordance with the wire instructions provided by such Purchaser.

3.	Mutual Release.

o	(a) In consideration of the foregoing, each Purchaser, on behalf of itself and its affiliates, hereby releases and forever discharges the Company and its affiliates, directors, officers, employees, and agents from any and all claims, demands, causes of action, or liabilities whatsoever, whether known or unknown, arising out of or related to the SPA or the Transaction.

o	(b) In consideration of the foregoing, the Company, on behalf of itself and its affiliates, hereby releases and forever discharges each Purchaser and its affiliates, directors, officers, employees, and agents from any and all claims, demands, causes of action, or liabilities whatsoever, whether known or unknown, arising out of or related to the SPA or the Transaction.

4.	No Admission of Liability. Nothing in this Agreement shall be deemed an admission by any Party of any liability or wrongdoing.

5.	Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law principles. Any dispute arising under or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the federal or state courts located in New York County, New York.

6.	Miscellaneous.

o	(a) This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

o	(b) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes any prior agreements or understandings, written or oral.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Top KingWin Ltd

By:
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

Address for Notice:

Email: ruilin.xu@tcjhgw.cn

Fax:

With a copy to (which shall not constitute notice):

[SIGNATURE PAGE FOR PURCHASER FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ________________________________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory:_________________________________________

Facsimile Number of Authorized Signatory: __________________________________________

Address for Notice to Purchaser:

Subscription Amount: US$_________________

Shares: _________________

EIN Number: _______________________

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